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09057710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 46th STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — if individual, state last, first, middle name)

300 BUCKELEW AVENUE (Address) JAMESBURG (City) NEW JERSEY (State) 08831 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing
FEB 23 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

GOHAR E. BABAZADEH
Notary Public, State of New York
No. 01BA6173831
Qualified in New York County
Commission Expires Sept. 04, 20 11

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2008 AND 2007

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. (the Company) as of December 31, 2008 and 2007 and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such financial statements present fairly, in all material respects, the financial position of Dabbah Securities Corp. at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the regulations under the CEAct. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 26, 2009

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current Assets:		
Cash and cash equivalents	$ 210,095	$ 41,767
Marketable securities, at market value	451,000	1,386,646
Deposit with clearing broker	25,000	25,000
Other current assets	200,890	24,934
Total Current Assets	886,985	1,478,347
Property and Equipment, net of accumulated depreciation of $248,984 and $243,350, respectively	70,553	68,457
Security Deposits	3,100	3,100
Total Assets	$ 960,638	$1,549,904

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current Liabilities:		
Accounts payable	$ 21,615	$ 45,211
Accrued payroll and related liabilities	112	56
Due to broker	132,135	109,491
Securities sold but not yet purchased	2,850	-
Income taxes payable	300	4,339
Due to officer	201,800	-
Total Current Liabilities	358,812	159,097
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued and outstanding 3,000 shares	59,800	59,800
Additional paid-in capital	1,010,000	1,010,000
Retained earnings (deficit)	(467,974)	321,007
Total Stockholder's Equity	601,826	1,390,807
Total Liabilities and Stockholder's Equity	$ 960,638	$1,549,904

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Management fees	$ 49,362	$37,652
Commissions	295,631	97,873
Interest and dividend	19,529	20,218
Realized trading gains (losses)	(679,470)	303,617
Other income	16,499	53,726
	(298,449)	513,086
Expenses:		
Trading expenses and commissions	214,398	141,684
Other salaries	65,000	12,000
Payroll taxes	5,271	1,041
Occupancy and equipment rental	16,655	37,153
Communications	7,612	26,890
Interest	11,002	11,004
Membership fees	68,589	60,238
License and registration fees	4,126	4,235
Professional fees	20,789	34,047
Other operating expenses	69,091	99,474
Depreciation	5,634	11,755
	488,167	439,521
Income (Loss) before Provision for Income Taxes	(786,616)	73,565
Provision for Income Taxes	2,365	7,400
Net Income (Loss)	$(788,981)	$66,165

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances - January 1, 2007	3,000	$ 59,800	$1,010,000	$ 391,249	$ 1,461,049
Net Income	-	-	-	66,165	66,165
Dividend Distributions	-	-	-	(136,407)	(136,407)
Balances - December 31, 2007	3,000	59,800	1,010,000	321,007	1,390,807
Net (Loss)	-	-	-	(788,981)	(788,981)
Balances - December 31, 2008	3,000	$ 59,800	$1,010,000	$(467,974)	$ 601,826

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$ (468,384)	$ 685,469
Cash paid for trading, selling and administrative expenses	(495,127)	(387,024)
Interest and dividends received	19,529	20,218
Interest paid	(11,002)	(11,004)
Taxes paid	(6,404)	(3,361)
Net Cash Provided by (Used in) Operating Activities	(961,388)	304,298
Cash Flows From Investing Activities:		
Inflows:		
Sale of marketable securities	935,646	-
Outflows:		
Purchases of property and equipment	(7,730)	-
Purchases of marketable securities	-	(438,138)
Net Cash Provided by (Used in) Investing Activities	927,916	(438,138)
Cash Flows From Financing Activities:		
Inflows:		
Repayment of officer advances	-	11,407
Officer loan	201,800	-
Outflows:		
Dividend distributions	-	(136,407)
Net Cash Provided by (Used in) Financing Activities	201,800	(125,000)
Net Increase (Decrease) in Cash and Cash Equivalents	168,328	(258,840)
Cash and Cash Equivalents - Beginning of Year	41,767	300,607
Cash and Cash Equivalents - End of Year	$ 210,095	$ 41,767

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Net Income (Loss)	$(788,981)	$ 66,165
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	5,634	11,755
(Increase) Decrease in:		
Other current assets	(175,956)	83,595
Increase (Decrease) in:		
Accounts payable	(23,596)	29,738
Accrued payroll and related liabilities	56	-
Due to broker	22,644	109,491
Securities sold but not yet purchased	2,850	(485)
Income taxes payable	(4,039)	4,039
Total Adjustments	(172,407)	238,133
Net Cash Provided by (Used in) Operating Activities	$(961,388)	$ 304,298

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company
The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Board to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2008	2007
Equity in commodities future trading account:		
Amount due from broker	$ 211,483	$ 17,177
Open option contracts - at market	(870)	4,018
Net unrealized trading losses on open futures contracts	(15,216)	(7,309)
Prepaid expenses	5,493	11,048
	$ 200,890	$ 24,934

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2008:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 252,200	$ —
Mutual fund	87,955	—
Options	5,185	2,850
Exchange traded products	105,660	—
	$ 451,000	$ 2,850
Held to Maturity:		
U.S. Obligations	$ —	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2008 and 2007

	2008	2007
Computer equipment	$ 161,296	$ 153,566
Furniture and fixtures	72,834	72,834
Office equipment	5,145	5,145
Leasehold improvements	80,262	80,262
	319,537	311,807
Less: accumulated depreciation	248,984	243,350
	$ 70,553	$ 68,457

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $5,634 and $11,755, respectively.

Note 5 - Due To Officer:

As of December 31, 2008 and 2007, due to officer amounted to $201,800 and $-0-, respectively. These advances are due on demand without interest.

Note 6- Income Taxes:

Income tax expense for the years ended December 31, 2008 and 2007 consisted of the following:

	2008	2007
Current:		
Federal	$ —	$ —
State and local	2,365	7,400
Deferred	—	—
	$ 2,365	$ 7,400

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 7- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2008 and 2007, the Company had net capital of $392,289 and $989,304, which was $292,289 and $889,304 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 1.1 to 1 and 6.2 to 1, respectively.

Note 8- Commitments:

The Company is obligated under an office lease which expires in July, 2008 The lease requires the Company to pay real estate tax escalation and utilities. Future minimum lease payments are approximately as follows:

Year Ending December 31	
2009	$ 54,949
2010	56,323
2011	33,329
Future Minimum Lease Payments	$ 144,601

Note 9- Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SYSTEM OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of Dabbah Securities Corp. (the Company) for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance of such practices and procedures) followed by the Company, and we considered relevant to the objectives stated in regulation 1.16, in making the periodic computations of the minimal financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act and the regulations thereunder.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 (d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them in future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding customer and firm assets, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commodity Futures Trading Commission, and other regulatory agencies, which rely on regulation 1.16 of the Commodity Exchange Act and should not be used for any other purpose.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 26, 2009

DABBAH SECURITIES CORP.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT - PART II A
DECEMBER 31, 2008 AND 2007

	2008	2007
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$601,826	$1,390,807
Less:		
Prepaid expenses	5,493	11,048
Property and equipment	70,553	68,457
Security deposits	3,100	3,100
Haircut on firm trading account and investments	73,347	255,195
Commodity futures contracts and spot commodities - proprietary capital charges	59,894	63,703
Add:		
Option adjustment	2,850	-
Net Capital	$392,289	$ 989,304
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$358,812	$ 159,097
Minimum Net Capital required based on aggregate indebtedness	$ 22,426	$ 9,944
Minimum dollar net capital requirement	$100,000	$ 100,000
Net Capital Requirement	$100,000	$ 100,000
Excess Net Capital	292,289	889,304
Net Capital	$392,289	$ 989,304
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$292,289	$ 896,055
Net Capital Requirement	100,000	100,000
Net Capital per Audited Computation	392,289	996,055
Immaterial Audit Adjustments	-	(6,751)
Net Capital per Focus Report	$392,289	$ 989,304

See the accompanying independent auditors' report.

END